UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-52981

ReSearch Pharmaceutical Services, Inc.

(Exact name of registrant as specified in its charter)
520 Virginia Drive
Fort Washington, PA 19034
(215) 540-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	1

Pursuant to the requirements of the Securities Exchange Act of 1934 ReSearch Pharmaceutical Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 18, 2011	By:	/s/ Steven Bell

Steven Bell
Executive Vice President of Finance, Chief Financial Officer and Secretary